Exhibit 12.1

Live Nation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Year Ended
	2008	2007	2006	2005	2004
Loss before income taxes, equity in earnings of nonconsolidated affiliates, and cumulative effect of a change in accounting principle	$(338,389)	$(37,447)	$(38,001)	$(67,005)	$(16,978)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	(338,389)	(37,447)	(38,001)	(67,005)	(16,978)
Fixed charges:
Interest expense	63,023	61,753	37,194	52,398	45,445
Amortization of loan fees	*	*	*	*	—
Interest portion of rentals	35,181	32,311	23,158	19,434	18,562

Total fixed charges	98,204	94,064	60,352	71,832	64,007
Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred stock dividends	98,204	94,064	60,352	71,832	64,007
Total earnings available for payment of fixed charges	$(240,185)	$56,617	$22,351	$4,827	$47,029

Ratio of earnings to fixed charges	(2.45)	0.60	0.37	0.07	0.73

Rental fees and charges	100,518	92,316	66,165	55,526	53,034
Interest rate	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in interest expense.